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                           DANAHER AND JOSLYN AGREE TO
                 DANAHER ACQUISITION OF JOSLYN AT $34 PER SHARE


FOR IMMEDIATE RELEASE

          WASHINGTON, D.C., and CHICAGO, ILLINOIS, August 21, 1995. Danaher Corporation (NYSE: DHR) and Joslyn Corporation (NASDAQ: JOSL) today announced a definitive merger agreement under which Danaher is amending its outstanding tender offer to increase the offer price from $32 to $34 per share for all outstanding Joslyn shares and stock purchase rights not owned by Danaher. Holders of any Joslyn shares not owned by Danaher after the tender offer will receive $34 per share in a merger. The transaction has a total equity value, including the approximately 8.6% of Jolsyn's shares already owned by Danaher, of approximately $245 million.

          The directors of Joslyn have unanimously approved the amended Danaher offer and the merger and recommended that Joslyn shareholders accept the offer and tender their shares. Goldman, Sachs & Co., Joslyn's financial adviser, has delivered to Joslyn's directors its opinion that the consideration to be paid to Joslyn's Shareholders in the amended tender offer and the merger is fair to Joslyn's shareholders.

          "We look forward to the combination of Joslyn and Danaher," George M. Sherman, President and Chief Executive Officer of Danaher, said. "Joslyn's business complements businesses we are engaged in. Our strong preference has been for

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a negotiated transaction, and we're glad to have reached an agreement with
Joslyn."

          William E. Bendix, Chairman of the Board of Joslyn and L.G. Wolski, Joslyn's Chief Executive Officer, said: "Joslyn's directors believe Danaher's amended offer is fair to Joslyn's shareholders and is in their best interests. The price Danaher is paying represents an increase over its original offer and a premium of 37% over the closing price before Danaher publicly proposed to acquire Joslyn for $32 per share."

          Joslyn's directors have taken appropriate actions so that Joslyn's common stock purchase rights will not be triggered by the amended offer or by the merger, and so that certain sections of the Illinois Business Corporation Act will not apply to the offer or the merger. The amended tender offer remains subject to the requirement that at least two-thirds of Joslyn's shares, on a fully diluted basis, are tendered, and to certain other conditions.

          Danaher's original tender offer was scheduled to expire on Friday, August 18. The amended offer will expire at midnight, New York City time, on Friday, September 1, unless the offer is further extended. Danaher said that approximately 237,134 Joslyn shares had been tendered by the close of business on August 18.

          Joslyn Corporation, founded in 1902, provides electric power quality, protection, switch, control and distribution products to the electric utility, telecommunications and industrial markets.


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          Danaher is a leading manufacturer of tools, process/equipment controls, and transportation products.


CONTACT:


Danaher Corporation:               Joslyn Corporation:
Patrick W. Allender                William J. Rotenberry
Chief Financial Officer            Director of Corporate
(202) 828-0850                     Development
                                   (312) 454-2931